UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 16, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

NewLink Genetics Corporation

File Nos. 1-35342 and 333-171300 - CF#32486

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NewLink Genetics Corporation submitted an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Form 10-Q filed on May 10, 2012, and Form S-1 filed on December 21, 2010, as amended.

Based on representations by NewLink Genetics Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.38	S-1/A	November 8, 2011	May 23, 2016
10.6	10-Q	May 10, 2012	May 23, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary